Exhibit 99.3

Portions of this exhibit, indicated by [***], have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

The omitted information is (i) not material and (ii) treated by the Registrant as private or confidential.

Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K.

The Registrant undertakes to furnish a copy of all omitted information, schedules, and exhibits to the U.S. Securities and Exchange Commission upon its request.

MASTER EQUIPMENT LEASE AND SERVICES AGREEMENT (RLINE.AI)

This MASTER EQUIPMENT LEASE AND SERVICES AGREEMENT (“Agreement”) is effective as of August 11, 2025 (“Effective Date”) by and between MGM Resorts International Operations, Inc., with an address of [***] (“Company”) and Rline AI, a Nevada corporation, with an address of [***] (“Supplier”). Supplier and Company are sometimes referred to herein each individually as a “Party” and collectively as the “Parties.”

WHEREAS, Supplier provides equipment, services, maintenance, and support;

WHEREAS, Company, on the basis of representations contained herein which the Parties agree reflect Supplier’s proposals, presentations, other printed material provided to Company, and correspondence and discussions between the Parties, desires to obtain from Supplier, and Supplier desires to provide to Company certain equipment and services all upon and subject to the terms and conditions contained in this Agreement; and

NOW THEREFORE, in consideration for the mutual covenants and promises made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Entire Agreement. Any attachments, addendums, Exhibits, Equipment Lease(s) (as defined below), and any ancillary documents referred to and incorporated herein (the “Ancillary Documents”), together with this Agreement constitute the Parties’ entire agreement relating to its subject matter. This Agreement cancels and supersedes all prior and contemporaneous oral and written communications between the Parties and prevails over any conflicting or additional terms contained in any such document or communication between the Parties relating to its subject matter. “Documentation” means the manufacturing specifications for the Equipment.

The Exhibits and Attachments that are part of this Agreement as of the Effective Date are:

(a) Exhibit A – Equipment Rental Lease Agreement (“Equipment Lease”)

(b) Schedule A to Equipment Lease – Service Level Terms

(c) Schedule A-1 to Equipment Lease – Equipment Health-Check Requirements

(d) Schedule B to Equipment Lease – Service Level Management and Escalation Process

(e) Exhibit B – Insurance Requirements

(f) Exhibit C - Equipment Ownership Transfer Agreement

2.	Order of Precedence. In the event of a conflict between the documents comprising this Agreement, the order of precedence and control will be: (a) this Agreement; (b) the Exhibit(s); and (c) each Equipment Lease executed hereunder. Notwithstanding the foregoing, if an Exhibit expressly states that one or more of its terms will apply despite contrary language in this Agreement, then such term or terms of the Exhibit will control with respect to the specific Equipment provided under such Exhibit and only to the extent of such Exhibit’s express terms.

3.	Modifications. During the Term (as defined below) of this Agreement, the Parties may add one or more Ancillary Documents to this Agreement and modify this Agreement by mutual written agreement according to the express terms provided herein. No contrary or additional pre-printed terms contained in any form quote, purchase order, statement of work, invoice, acknowledgment, or other correspondence by either Party will in any way modify or alter the terms of this Agreement unless made in a formal written amendment manually signed by each Party’s authorized representative with specific reference to this Agreement specifically and expressly referencing its modification or amendment.

4.	Affiliate – Equipment Leases. Any MGM Affiliate may enter into an Equipment Lease with Supplier pursuant to this Agreement. Each such MGM Affiliate shall be solely responsible with respect to its own Equipment Lease and Supplier will look solely to such MGM Affiliate for payment and fulfillment of obligations under its Equipment Lease. Accordingly, the MGM Affiliate shall assume all rights and obligations of Company under this Agreement solely with respect to its own Equipment Lease(s) as if the MGM Affiliate had been an original party to this Agreement. Supplier acknowledges and agrees that (i) this Agreement shall be fully enforceable by any such MGM Affiliate who enters into an Equipment Lease against Supplier with respect to all terms and conditions of this Agreement (including, but not limited to all representations, covenants, obligations, liabilities and indemnities) owed by Supplier under this Agreement with respect to the applicable MGM Affiliate’s Equipment Lease(s), and (ii) Supplier’s sole right to enforce this Agreement with respect to the MGM Affiliate’s Equipment Lease(s) shall be against only the MGM Affiliate, and not Company. Supplier acknowledges and agrees that Supplier shall be solely responsible for complying with any and all registration, certification and/or licensing requirements, as may be required by Applicable Laws, prior to accepting an Equipment Lease, from certain MGM Affiliates. In the event Supplier is either denied a registration, license or certification or its registration, license or certification is revoked or threatened to be revoked, Supplier must immediately inform Company and the MGM Affiliate that executed the Equipment Lease under this Agreement. Failure to do so shall be deemed a material breach of this Agreement and Company and such MGM Affiliate may terminate this Agreement (or an Equipment Lease) in its entirety and Supplier shall refund, pro rata, any pre-paid fees, deposits, escrowed amounts, or any other upfront payments made by Company or the MGM Affiliate. “MGM Affiliates” means MGM Resorts Group, and each of their respective parents, subsidiaries, partnerships, joint ventures and affiliates. “MGM Resorts Group” means Company and its parent, subsidiaries, partnerships, joint ventures and other affiliates.

5.	Notices. Any notice required under this Agreement must be in writing and sent to each Party’s representatives at the respective addresses or email as identified below. Notices will be effective upon receipt. The Parties agree that this Agreement has been written in the English language, that the English language version shall govern and that all notices shall be in the English language.

If to Company:	If to Supplier: RLINE AI
MGM Resorts International Operations, Inc.	Attn: [***]
Attn: [***]	Address:
Address:	[***]
[***]

e-Mail: [***]	e-Mail: [***]
With a copy to:	With copy to Supplier’s Legal Dept.
[***]

RLINE AI

Attn: [***]	Attn: [***]
Address: [***]	Address:
For purposes of copy to only:	[***]
e-Mail: [***]	For purposes of copy to only:

e-Mail: [***]

6.	Equipment; Equipment Lease. Supplier shall lease to each Property Operator (as defined in the applicable Equipment Lease (See Exhibit A- Equipment Lease), the “Equipment” as described in the applicable Equipment Lease, which shall include all such Equipment’s documentation, manuals, software, hardware, firmware and related know-how and related materials. The monthly rental fees due for the lease of such Equipment are as set forth in the applicable Equipment Lease. Upon written notice, Company may require any specific Equipment leased under an Equipment Lease to be transferred to a different MGM Affiliate and property, and the applicable Parties shall enter into an amendment to an Equipment Lease to effectuate such transfer.

7.	Services. As it relates to the installation and use of the Equipment, Supplier shall provide related services, including training, installations, software development, maintenance, support, implementation and other services (“Services”). The Services will be provided as listed in the applicable Equipment Lease.

8.	Access; Personnel.

8.1.	Access. While performing any Services, to the extent Supplier and any of its Personnel (as defined below) are on a Property (as defined in each Equipment Lease), it agrees to ensure it and their adherence to Company’s policies related to business and professional conduct and appearance. Company shall permit Personnel access to the Property in connection with performance of the Services. Unless ongoing arrangements have been made with Company, prior notice will be given by Supplier whenever access is required. Such access shall be subject to Supplier’s compliance with Company’s policies and procedures and Applicable Laws with respect to Supplier’s access to and use of the Property. In particular and without limiting the foregoing, Supplier shall not enter or access, or attempt to enter or access, any portion of Company’s facilities or systems (including its network) at a Property to which Supplier has not been given prior written authorization from Company and which is not reasonably necessary for Supplier’s performance of the Services. Company shall have the right to observe, on a non-interference basis, all phases of performance of the Services. Supplier shall provide reasonable protection for Company’s existing equipment and buildings, and Supplier promptly shall make necessary repairs of damage to such equipment or buildings caused by Supplier.

8.2.	Personnel. Supplier will be solely responsible for paying its Personnel and will pay such Personnel promptly (including reimbursing all agreed-upon expenses), and in accordance with all Applicable Laws, including without limitation state and federal wage and hour laws. Irrespective of how Supplier is compensated by Company, it is the intent of the Parties that no Personnel will be eligible for any Company-sponsored benefits, including, but not limited to, paid vacation, sick leave, medical insurance, employee stock purchase plans, stock appreciation rights, bonuses, awards or 401k participation. Company may at any time, with or without cause, require Supplier to remove any Personnel from any Property. Company’s sole liability and responsibility in connection with the removal of a Personnel will be to pay Supplier for Services actually performed by such Personnel. Supplier will not interpret any of Company’s requests for removal from a Property as a request for Supplier to discipline or discharge the Personnel. Supplier will ensure that its Personnel have received current and customary supervision and training to ensure competent performance of the Services. Supplier will be responsible for having its Personnel use means, methods, techniques, sequences and procedures of work (whether by act or omission) consistent with the terms of this Agreement and with industry best practices for the Services being provided hereunder. Supplier will enforce strict discipline and good order among its Personnel at all times. Supplier will only employ Personnel that are duly fit, skilled and qualified for each position. “Personnel” means all employees, individuals, subcontractors and subcontractors’ employees appointed by Supplier to perform Services or provide any Equipment.

9.	Term; Default; Termination. This Agreement commences as of the Effective Date and shall remain in effect until the later of (a) three (3) years, or (b) the last “End Date” of any Equipment Lease (“initial Term”). The Parties may agree to extend the initial Term for mutually agreed upon durations, each an “Extended Period.” Any such Extended Period, together with the initial Term shall be referred to as the “Term”. Company may terminate this Agreement (and any Property Operator may terminate its Equipment Lease) for its convenience at any time upon sixty (60) days’ written notice to Supplier of such termination.

A Party shall be in default under this Agreement if such Party fails to perform its obligations under this Agreement, and such failure continues for ten (10) days’ after receipt of written notice of such failure (however, if such failure cannot be cured within such 30-day period and such Party commences to cure such failure within the 10-day period and thereafter diligently pursues such cure to completion, then such failure shall not be a default hereunder unless it is not fully cured within an additional 30 days after the expiration of the 10-day period. In the event of a default by a Party, in addition to all rights and remedies at law, in equity and under this Agreement, the non-breaching Party may terminate this Agreement immediately upon notice to the other Party.

10.	Return of Equipment; Purchase Option.

10.1.	Return of Equipment. Upon expiration of this Agreement (or an applicable Equipment Lease), unless Company or Property Operator delivers a Purchase Notice (as defined below) Company (or the Property Operator) will cease use of the Equipment and Supplier, or its designated courier will pick up (in coordination on dates and times) the Equipment from Company’s designated location during Company’s normal business hours for pickup and delivery. If special pickup times are required, Company will use reasonable commercial efforts to accommodate Supplier’s pickup time. Company will use reasonable commercial efforts to store the Equipment in a reasonable safe location. Notwithstanding, anything herein to the contrary, (i) all risk of loss shall pass to Supplier upon Company’s cessation of use of the Equipment and in any case upon issuance of a termination notice by either Party; (ii) Company’s choice of location may not necessarily be guarded, be secured by locks, be air conditioned or temperature controlled, be fireproofed or be separated by wall or doors from public access areas; and (iii) Company disclaims all liability related to theft, damage or loss resulting from the acts or omissions of third parties. In the event Company does not elect to take the purchase option below, without limiting the foregoing, Company shall not be required to store or hold the Equipment more than thirty (30) days from expiration of this Agreement or earlier termination thereof (or applicable Equipment Lease). For any Equipment which Supplier does not remove at the end of the applicable Equipment Lease Term, such Equipment, at Company’s option, shall be deemed to have been abandoned by Supplier and may be appropriated, sold, stored, destroyed, or otherwise disposed of by Company, at Supplier’s sole cost and expense, without notice to Supplier and without any obligation or liability to account for such items (and any amounts incurred by Company therefore shall be paid by Supplier, along with a 10% administrative fee, within thirty (30) days after receipt of an invoice from Company (and if Supplier fails to pay such amount within such period, Company may offset any amounts due to Supplier under this Agreement or any applicable Equipment Lease).

10.2.	Purchase Option. Notwithstanding the foregoing, Company (or each Property Operator as applicable) may, at its sole election (provided written notice to Supplier is delivered no later than twenty (20) days following the expiration an Equipment Lease or this Agreement, as applicable), elect to purchase any or all of the Equipment leased under any of the Equipment Leases for a sum equal to [***] per each Equipment (“Purchase Notice”). However, in the event that a Property Operator terminates an Equipment Lease for convenience as provided above, or if Company terminates this Agreement for convenience as provided above, the purchase price for the applicable Equipment shall be the unpaid monthly rental fee balance due, discounted by twelve percent (12%) and upon payment, Property Operator shall be provided ownership of the Equipment. Supplier shall transfer, convey and assign to Company or Property Operator (or its assignee or designated party), title to the Equipment, free and clear of any liens, pledges, charges, mortgages, security interests, restrictions, easements, liabilities, claims, encumbrances or right of others incurred or created by Supplier. The Parties shall close the conveyance of the Equipment within twenty (20) days following receipt of the Purchase Notice. Upon receipt of the applicable purchase price, Supplier shall transfer the Equipment to Company (or its assignee or designated party) by quitclaim bill of sale and assignment agreement, in a form mutually agreed to between the Parties. Supplier shall invoice Company (or applicable Property Operator) applicable sales tax on the purchase of the Equipment, and Supplier shall be responsible for paying such sales tax to the applicable authorities.

This Section shall survive the expiration or termination of this Agreement or applicable Equipment Lease.

11.	Use of Equipment; Ownership; Security Interest. Company agrees to not intentionally conceal or remove any of Supplier’s proprietary notices(s) on the Equipment. Unless so authorized by Supplier, Company will not, nor will it assist any third party to, modify, translate, convert to another programming language, decompile, or otherwise reverse engineer the Equipment. All right, title and interest, including all intellectual property rights, in and to the Equipment and Documentation are owned and reserved by Supplier and Supplier’s licensors. Subject to Supplier’s Service obligations as set forth in each Equipment Lease, Company will use reasonable commercial efforts to maintain the Equipment in the same condition as when such Equipment was deployed and received by Company (or Property Operator, as applicable), less any wear or tear from normal, reasonable or expected use of the Equipment during the applicable Equipment Lease Term. As consideration for Supplier’s obligations to perform under this Agreement, during the Term of this Agreement, Supplier grants to Company a security interest in the Equipment, and authorizes Company to record UCC financing statements to indicate its interest in the Equipment. In addition to such security interest, Supplier and Company shall execute and deliver that certain Equipment Ownership Transfer Agreement in the form attached hereto as Exhibit C.

12.	Compensation; Taxes.

12.1.	Fees Set in Equipment Lease. All fees will be set forth in the Equipment Lease. Fees may not be modified unless otherwise agreed to in writing by Company. There shall be no travel accommodations, and Company will not be liable for costs related to travel and related expenses of Supplier’s Personnel, unless expressly stated in an Equipment Lease. All reimbursable fees and expenses, and requests thereof shall conform and be consistent with Company’s reimbursement policies and the substantiation requirements under all Applicable Laws, including the U.S. Internal Revenue Code.

12.2.	Processing of Payments and Procedures. Unless specified otherwise in an applicable Equipment Lease, once deployment (as defined in the applicable Equipment Lease) has occurred and Proof of Ownership (as defined in the applicable Equipment Lease) has been provided and approved by the Property Operator, Supplier may issue the initial invoice for the first month’s rent and such invoice will be due and payable within ten (10) days’ of receipt. Thereafter, Supplier will invoice for subsequent monthly payments on the first (1st) day of each month of the Equipment Lease Term of the applicable Equipment Lease, and payment will be due within thirty (30) day’s receipt of invoice. All payments by Company under this Agreement (or each Equipment Lease) will be subject to Company’s (or Property Operator’s) acceptance and of the applicable Equipment. All payments issued by Company will be made by electronic funds transfer (EFT/ACH) at Company’s sole determination, which Supplier hereby agrees are acceptable methods of payment. In no event will Company be liable to pay any late fees or penalties under this Agreement.

12.3.	Taxes.

1)	Taxes in General. Except as otherwise provided in this Agreement, with respect to any payments made hereunder, each Party shall each bear sole responsibility for (1) taxes, assessments, and other ad valorem levies on its owned or leased real or personal property, (2) taxes based on its net income and gross receipts (e.g., Ohio Commercial Activity Tax, Washington Business and Occupation Tax, Texas Franchise (Margins) Tax, Nevada Commerce Tax, and Clark County, Nevada business license fee), (3) employment taxes on its employees, and (4) franchise and privilege taxes on its business, all in accordance with Applicable Laws.

2)	Transaction Taxes. Supplier shall be responsible for registering with all taxing jurisdictions where Supplier is required by law to register to collect, report and remit Transaction Taxes. Except to the extent that Company has provided a properly completed resale certificate, exemption certificate, direct pay permit or other such appropriate documentation, Supplier shall add to each invoice, if any, and shall collect from Company, any applicable sales, use, excise, value-added, gross receipts (not including gross receipts taxes set forth in sub-section 1 above), services, consumption and other similar transaction taxes (“Transaction Taxes”) however designated that are permitted or required by law to be collected by Supplier on fees and other amounts payable to Supplier under this Agreement, and Company hereby agrees to pay such taxes.

3)	Withholding Taxes [U.S. Persons]. If Supplier is a U.S. Person (which is defined as: (i) an individual who is a citizen or resident of the United States; (ii) a partnership, corporation, company or association created or organized in the United States or under the laws of the United States; or (iii) any estate (other than a foreign estate) or trust), then Supplier shall, concurrently with the execution of this Agreement, and prior to Company paying fees and other amounts to Supplier for Services, deliver to Company a properly completed and signed copy of IRS Form W-9, Request for Taxpayer Identification Number and Certification (“Form W-9”) (or any successor thereto) or, in the alternative, take an online self-service interview provided by Tax Identity Solutions (Link: https://mgmops.taxidentity.com/Interview/NewStart?Code=NewVendor), or provide other documentary evidence reasonably satisfactory to Company to establish that Supplier’s fees and other amounts for Services are not subject to withholding as required by Applicable Laws. If Supplier fails to perform its obligations under this section, including a properly completed and signed Form W-9, Company shall be entitled to deduct and withhold from any fees and other amounts for Services payable to Supplier under this Agreement such amount as Company is required to deduct and withhold under Applicable Laws. All amounts withheld by Company pursuant to this section shall be treated as paid to Supplier for purposes of the payment terms under this Agreement. In the event that any of the fees and other amounts for Services payable to Supplier under this Agreement are subject to withholding taxes, Company shall furnish to Supplier, within thirty (30) days thereof, or as soon as practicable thereafter, the official receipts of the relevant tax authorities for the taxes so withheld.

4)	Withholding Taxes [Foreign Persons]. If Supplier is not a U.S. Person (which is defined as: (i) an individual who is a citizen or resident of the United States; (ii) a partnership, corporation, company or association created or organized in the United States or under the laws of the United States; or (iii) any estate (other than a foreign estate) or trust), then Supplier is a Foreign Person that shall, concurrently with the execution of this Agreement, and prior to Company paying fees and other amounts for Services to Supplier, deliver to Company a properly completed and signed copy of the applicable IRS Form W-8 series form (Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States (“Form W-8ECI”), Form W-8BEN-E, Certificate of Entities Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities) (“Form W-8BEN-E”) claiming a treaty exemption or reduced rate of withholding, Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (Individuals) (“Form W-8BEN”) claiming a treaty exemption or a reduced rate of withholding, or Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding and Reporting (Form W-8IMY”), or any successor form thereto as appropriate (which all Forms W-8 can be obtained from www.irs.gov), or, in the alternative, take an online self-service interview provided by Tax Identity Solutions (Link: https://mgmops.taxidentity.com/Interview/NewStart?Code=NewVendor), or other properly executed applicable form providing for a reduced rate or exemption from withholding (i) on or prior to the date of the execution and delivery of this Agreement, (ii) before the end of each third calendar year thereafter, and (iii) at any time that a change of circumstances of Supplier occurs that makes any information on the Form W-8 series form so provided incorrect, certifying that the Supplier is entitled to a reduced rate or exemption from withholding. Unless the requirements of Section are met, Company will treat all Services performed pursuant to the terms of this Agreement as performed in the United States. If Supplier fails to perform its obligations under this section, including providing a properly completed and signed Form W-8 series form, Company shall be entitled to deduct and withhold from any fees and other amounts for Services payable to Supplier under this Agreement such amount as Company is required to deduct and withhold under Applicable Laws. All amounts withheld by Company pursuant to this section shall be treated as paid to Supplier for purposes of the payment terms under this Agreement. In the event that any of the fees and other amounts for Services payable to Supplier under this Agreement are subject to withholding taxes, Company shall furnish to Supplier, within thirty (30) days thereof, or as soon as practicable thereafter, the official receipts of the relevant tax authorities for the taxes so withheld.

12.4.	Invoices. All invoices from Supplier regarding this Agreement must reference this Agreement, the purchase order associated with work performed, and, if applicable, the associated Equipment Lease number, if any. All fees, costs and expenses must be set forth in written documentation and provided to Company, along with an invoice, in accordance with this Agreement in order to be eligible for payment. All invoices will be subject to adjustment by Company for: (a) errors, and/or rejected Services or Equipment; and (b) the amount of all good faith claims for amounts due to Company by Supplier relating to this Agreement. All invoices will itemize all charges in reasonable detail for Company to audit invoices, Equipment Leases or other Ancillary Documents. At a minimum, reasonable detail shall require that Supplier to separately itemize the cost of each item of Documentation, hardware, intellectual property rights, Equipment, Services, delivery charges, installation charges, maintenance contracts, warranty service contracts, and software. With respect to invoices and payment, Supplier shall support Company’s electronic commerce and communication programs as requested by Company, including, without limitation following Company’s onboarding procedures for Suppliers and associated instructions provided by Company, as amended from time to time. Company will not be liable for any expenses unless such expenses are clearly and explicitly articulated in an Equipment Lease.

Supplier shall separately state on its invoice its fees, costs and expenses for Services. In the event that Supplier claims that the Services (exclusive of hardware and Equipment) performed pursuant to the terms of this Agreement are performed partly in the United States and partly outside the United States, Supplier shall include on its invoice the percentage of Services performed in the United States and the percentage of Services performed outside the United States. Company may request additional documentation from Supplier in support of the applicable percentages, such documentation to include Supplier’s representation of the number of hours Personnel performed Services in the United States and the number of hours Personnel performed Services outside the United States. In the event Supplier’s invoice includes fees, costs and expenses for hardware and Equipment, Supplier shall be required to separately state on the invoice the fees, costs and expenses for such hardware and Equipment.

13.	Privileged Licenses. Supplier acknowledges that Company and other MGM Affiliates are engaged in businesses that are or may be subject to and exist because of privileged licenses or other permits issued by governmental authorities or other sovereigns. Company may terminate this Agreement, without penalty or prejudice or any further liability to Supplier, if any MGM Affiliate: (i) is directed to cease doing business with Supplier by any such authority or sovereign; or (ii) determines, in its sole and exclusive judgment, that Supplier, Supplier’s affiliates or any of its or their directors, officers, employees, agents or other representatives is, might be or is about to be engaged in or involved in any activity or relationship that could or does jeopardize any of the businesses or licenses of any MGM Affiliate (including, without limitation, any denial, suspension or revocation (or the threat thereof)). Supplier shall be entitled to receive all undisputed fees that have accrued or otherwise become due but are unpaid at the time of termination, if not otherwise prohibited by any applicable governmental or licensing authority. Without limiting the foregoing, Company or its designee shall be entitled to, and Supplier shall refund, pro rata, any pre-paid fees, deposits, escrowed amounts or other upfront payments made by Company, or any MGM Affiliate based on the proportion of Services then not completed under this Agreement. Further, Supplier: (a) acknowledges that it is illegal for an applicant to whom a license has been denied, a licensee whose license has been revoked, or a business organization under such a person’s control (“Denied Entity”), to enter into, or attempt to enter into, a contract with any MGM Affiliate, without the prior approval of certain gaming commissions or licensing authorities; (b) represents and warrants that it is not a Denied Entity and is not under the control of a Denied Entity; and (c) agrees that any breach of the foregoing representation and warranty will allow Company to immediately terminate this Agreement. Supplier agrees at all times to (i) keep its license current (if applicable) during the Term of this Agreement, and additionally (ii) abide by all licensing and the applicable state gaming regulator and commission requirements and regulations and agrees to fully indemnify and hold harmless Company for any and all costs, fees, fines or damages it incurs as a result of Supplier’s violations of the applicable state gaming regulator and commission requirements and/or regulations.

14.	Indemnification. Supplier, at its sole cost, shall indemnify, defend and hold Company and the MGM Affiliates (including, without limitation, its officers, directors, employees, and agents, and landlord or overlandlords) harmless for, from and against any and all losses, expenses, costs, liabilities, damages, claims, suits, and demands (including without limitation, reasonable outside attorneys’ fees), arising from or attributable to: (i) the acts or omissions of Supplier; or (ii) any breach (or alleged breach) by Supplier of any representation, warranty, obligation, or covenant under this Agreement (including, without limitation, those related to intellectual property rights and trademarks, trade secrets, trademarks, text messaging, privacy, data security, registration, certification and or licensing, copyrights and patent infringement).

15.	Insurance Requirements. At all times while this Agreement is in force, Supplier represents, warrants and covenants its compliance with the insurance requirements attached hereto as Exhibit B – Insurance Requirements. Supplier acknowledges and agrees that the insurance coverage limits approved apply during the Term of this Agreement.

16.	Representations and Warranties.

16.1.	Supplier’s Representations and Warranties. Supplier represents and warrants that: (i) it is duly organized and validly existing under the laws of its state of incorporation or other formation; (ii) the execution of this Agreement have been duly authorized by all necessary corporate action; (iii) it has obtained and holds all licenses, permits and approvals of all governmental authorities necessary or appropriate to perform its obligations under this Agreement; (iv) it and its officers, directors and key employees have never been investigated for, charged with, placed under indictment or consent decree for, or convicted of any felony or any other crime involving moral turpitude; (v) no claim has been brought or is threatened by any third Party with respect to any intellectual property that Supplier intends to use for, license, assign, transfer or sell to Company or any MGM Affiliate during the performance of this Agreement; (vi) it is the contact for all patents, trademarks, copyrights, and trade secrets that are licensed or will be licensed to any MGM Affiliate under the terms of this Agreement, and is the contact for all intellectual property used or in any way employed in the performance of Supplier’s obligations under this Agreement; and (vii) it has not entered into any license or agreement that conflicts with or restricts its right to perform its obligations under this Agreement.

16.2.	Supplier’s Warranties on Equipment and Services. Supplier represents and warrants that it is the sole owner of and holds title to all Equipment leased and provided under this Agreement, and that all Equipment and Services shall: (i) be provided and leased free and clear of any and all assignments, liens, levies, attachments mortgages, security interests and encumbrances of any kind; (ii) not and do not infringe, violate, dilute, or misappropriate the intellectual property rights of any third party; (iii) at a minimum, conform to standards generally accepted in the industry (including, but not limited to, industry standards and carrier guidelines covering text messaging) and in any event will be free from defects in materials and workmanship and the Equipment are new and in good operating condition (and the Equipment will operate in combination with the software being licensed from Supplier and the Equipment will perform in substantial accordance with their Documentation at the time of their delivery); (iv) where design is the responsibility of Supplier, be free from defects in design; and (v) where the Equipment include software and programs, not contain any computer instructions, circuitry or other technology means whose purpose or effect is to disrupt, damage or interfere with any use of, or allow access to, any MGM Affiliates’ computers and communications facilities or equipment, including, without limitation, any code containing viruses, Trojan horses, worms, backdoors, trap doors, time-out devices or similar destructive or harmful code or code that self-replicates. Supplier represents and warrants that the Services shall at a minimum be performed in a timely, competent and professional manner by duly qualified and experienced workers possessing all relevant certifications, licenses and permits. Supplier shall provide the additional warranties for the Equipment as set forth in each Equipment Lease.

16.3.	Company’s Representations and Warranties. Company represents and warrants that: (i) it is a corporation duly organized and validly existing under the laws of Nevada; and (ii) the execution of this Agreement has been duly authorized by all necessary corporate action.

16.4.	Nature of Representations and Warranties. The representations and warranties in this Section (Representations and Warranties) and in Section 30 (Confidentiality, Privacy, Data Security) are in addition to any other express warranties. The representations and warranties in this Section (Representations and Warranties) and Section 30 (Confidentiality, Privacy, Data Security) are continuing in nature and shall remain true, complete and accurate during the entire Term of this Agreement. In the event that any representation or warranty made by a Party ceases to be true, complete and accurate, such Party shall promptly notify the other Party in writing of such default and shall promptly take such appropriate action to cure such failure.

17.	Intellectual Property.

17.1.	Covenant Not to Sue in Lieu of a License Grant. With respect to all deliverables and work product and other results of Service that contain any intellectual property (including, without limitation, any software, documentation, and any original works, designs, discoveries, inventions, technologies, methods, formulas, and plans) or rights thereto (such as patents, copyrights, trade secrets and trademarks) provided under this Agreement, and to the extent not already covered under an express license grant under this Agreement, or to the extent that ownership or joint-ownership has not been assigned to or established with Company, Supplier agrees and covenants not to assert any intellectual property claims or demands against Company or any MGM Affiliate arising from the Services or the deliverables or Equipment under this Agreement, and that it shall not commence or maintain any suit thereon against Company or any MGM Affiliate whether at law or in equity; provided, however, this does not constitute a general release of other claims that Supplier may have against Company or any MGM Affiliate. This covenant shall be binding upon the Supplier and its successors and assigns and inure to the benefit of Company and MGM Affiliates and its successors and assigns.

17.2.	MGM Trademarks. Company does not grant to Supplier, either expressly or by implication, any license or permission under this Agreement to use any of Company’s or MGM Affiliates’ Trademarks (“MGM Trademarks”). Supplier agrees not to (i) challenge Company’s or MGM Affiliate’s ownership or use of MGM Trademarks; (ii) attempt to register MGM Trademarks or any mark or logo substantially similar thereto; (iii) remove, alter or add to MGM Trademarks; (iv) co-brand or co-logo its Equipment with MGM Trademarks; or (v) incorporate MGM Trademarks into Supplier’s own trademarks, Equipment names, service marks, company names, domain names or any other similar designations. Notwithstanding any of the foregoing, any use of MGM Trademarks by Supplier inures to Company’s and the MGM Affiliates benefit.

18.	Choice of Law and Forum; Waiver of Jury Trial. Unless otherwise provided in an Equipment Lease, this Agreement will be governed by and construed in accordance with the laws of the State of Nevada, exclusive of its choice of law principles. The state and federal courts located in Clark County, Nevada shall have exclusive jurisdiction and venue over any dispute arising out of or relating to this Agreement. THE PARTIES HEREBY CONSENT TO JURISDICTION AND VENUE OF THE FEDERAL AND STATE COURTS IN THE STATE OF NEVADA, AND HEREBY WAIVE ANY DEFENSE BASED UPON THE VENUE, THE INCONVENIENCE OF THE FORUM, OR THE LACK OF PERSONAL JURISDICTION IN ANY ACTION OR SUIT ARISING FROM SUCH DISPUTE WITH JURISDICTION AND/OR VENUE SO SELECTED. The Parties acknowledge and agree that by entering into this Agreement and by agreeing to the terms of this Section, EACH HEREBY WAIVE THEIR RIGHTS TO TRIAL BY JURY OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT ALLEGED AGAINST EACH OTHER.

19.	Severability. Any portion of this Agreement that is declared contrary to any law, regulation, or is otherwise invalid, shall be deemed stricken without impairing the validity of the remainder of such.

20.	Relationship of Parties. This Agreement is not intended to create a partnership, franchise, joint venture, agency, or fiduciary or employment relationship. Neither Party may bind the other Party or act in a manner which expresses or implies a relationship other than that of independent contractors.

21.	Audit. Supplier shall maintain complete and accurate records to support and document the charges, if any, for the Equipment and Services provided under this Agreement in accordance with industry-accepted accounting principles consistently applied. Supplier shall also provide reasonable assistance to Company or its designated agent to conduct audits to confirm the charges hereunder. If such audit reveals a discrepancy whereby Company was overcharged by five percent (5%) or more by Supplier, then Supplier shall pay for, or reimburse Company the cost of, such audit and repay Company for any such discrepancy within ten (10) business days; otherwise, Company may charge interest at the maximum legally allowable rate from the date of such discrepancy until the date of repayment to Company. Supplier further agrees that until the expiration of seven (7) years after the furnishing of any Equipment or Services hereunder, Supplier shall make available upon written request from Company this Agreement and all books, documents, and records of Supplier that are necessary to verify the nature and extent of the costs incurred by Supplier hereunder.

22.	Attorneys’ Fees. In the event of any breach or action to compel compliance with this Agreement, the prevailing Party shall be entitled to recover all costs and expenses, including, without limitation, its reasonable attorneys’ fees.

23.	Applicable Laws. The Parties shall perform all of their respective obligations under this Agreement in compliance with (collectively, “Applicable Laws”) all applicable federal, state and local laws, treaties, statutes, ordinances, regulations, or codes, including, without limitation, gaming, anti-corruption, environmental and labor laws, Occupational Safety and Health Administration (OSHA) regulations, Title III of the Americans with Disabilities Act, laws, rules and regulations related to accessibility for visually and/or hearing impaired individuals to comply with any and all local, state, or federal regulations, codes or statutes or industry standards, any Department of Justice, Federal Communication Commission or Equal Employment Opportunity Commission guidance pertaining to or regarding accessibility for the disabled and the Telephone Consumer Protection Act (TCPA) together with TCPA regulations adopted by the Federal Communications Commission.

24.	Gratuities. Supplier will not offer to give to any employee, agent or representative of Company any gratuity, compensation, gift, remuneration, perquisite or benefit (which is not specifically required or provided for under this Agreement) (“Gratuities”) for the purposes of securing any business from Company or influencing such person with respect to the terms, conditions or performance of this Agreement. Supplier will use best efforts to ensure that its Personnel do not accept or give Gratuities that would influence their or Company’s impartiality, create a conflict of interest or create the appearance of a bribe or impropriety, relative to purchases made pursuant to this Agreement.

25.	Alternative Source; Non-exclusivity. This Agreement is non-exclusive, and Company and MGM Affiliates, will have the right to establish alternative and additional sources of supply for the Equipment at any time, including from Supplier’s competitors.

26.	Waiver. Any express waiver or failure to exercise promptly any right under this Agreement will not create a continuing waiver or any expectation of non-enforcement of such rights, nor limit the right of the non-defaulting Party to avail itself of any and all remedies it may have. The remedies provided for in this Agreement shall be cumulative with all other remedies at law or in equity. To be enforceable, a waiver must be in writing and signed by an authorized representative of the waiving Party.

27.	Assignment. Neither this Agreement, nor any rights or obligations arising thereunder, may be assigned or transferred by any Party without the prior written consent of the other Party; provided, however: (i) either Party may assign this Agreement to an acquirer of all, or substantially all, of its assets or equity interests; (ii) Company may assign this Agreement to any MGM Affiliate; and (iii) in the event that one or more property(ies) to which this Agreement relates ceases to be owned, operated or managed by any MGM Affiliate (“Former Property(ies)”) at the discretion of Company, either: (a) this Agreement (in whole or in part) and any applicable Equipment Lease(s) may be assigned to any third party that acquires ownership, or assumes the operation or management of such Former Property(ies); or (b) this Agreement (in whole or in part) and any applicable Equipment Lease(s) may be terminated with respect to such Former Property(ies). This Agreement shall bind and inure to the benefit of successors and permitted assigns. Notwithstanding the foregoing, any permitted transferee, assignee or new contact pursuant to a change of control of Company (and the effectiveness thereof) shall be subject to a probity review/background investigation conducted by Company corporate security department, the results of which must be reasonably satisfactory to Company, in Company’s sole discretion.

28.	Subcontractors. Supplier shall not subcontract any portion of its obligations contemplated by this Agreement without the prior written consent of Company, which consent may be withheld if Company’s Compliance Committee makes a determination in good faith to deny such consent. No approval of any subcontractor shall relieve Supplier from any of its obligations contemplated by this Agreement, and Supplier shall continue to be primarily responsible to Company for all such obligations. Supplier will require all of its subcontractors to agree in writing to all of the terms and conditions of this Agreement.

29.	Prohibition on Advertising and Press Releases. Except with the prior written consent of Company, which may be withheld in its sole judgment, Supplier acknowledges that it shall not advertise, publish or otherwise disclose in any press release or other form of distribution: (i) its association with Company or any MGM Affiliate; or (ii) any aspects of this Agreement.

30.	Confidentiality, Privacy, Data Security.

30.1.	Confidential Information. For the purpose of this Agreement, “Confidential Information” shall mean the terms and provisions of this Agreement and all information received by any Party or any Party’s Recipients (i) that is not generally known in the industry in which another Party is or may become engaged, or (ii) which is marked “confidential” and/or “proprietary” about another Party’s processes, services and Equipment, including, without limitation, information relating to business, operations, pricing formula(s), research, development, inventions, manufacturing process, accounting, engineering, marketing, merchandising and selling, as well as customers and potential customers. Supplier agrees that any of its Personnel who will have access to Company’s and/or any MGM Affiliate’s Confidential Information will have passed a criminal background check. Confidential Information of a party hereto (“Disclosing Party”) will be held in confidence by the other party (“Recipient”) and shall not be disclosed to any Third Party or otherwise made public without the Disclosing Party’s prior written consent or as expressly provided in this Agreement. In the case of Supplier, (a) Company and MGM Affiliates Confidential Information may be disclosed only to Personnel who have a need to know such information. In the case of Company and MGM Affiliates, Supplier Confidential Information may be disclosed by Company, MGM Affiliates, and its and their employees, contractors, agents, representatives, outsourcing services providers, and other Third Parties performing services for or on behalf of Company and MGM Affiliates who need to know such information for purposes of Company and MGM Affiliates full and unrestricted use and exploitation of the Equipment, software, and Services, subject to appropriate confidentiality obligations.

The Recipient shall: (a) not use the Confidential Information for any purpose other than in the performance and fulfillment of obligations or in the exercise of its rights under this Agreement; (b) take all reasonable and necessary steps to ensure that its employees, principals, officers, agents, contractors, representatives, affiliates, or any other persons or entities who have access to Confidential Information through Recipient, comply with the Recipient’s obligations pursuant to this Section, disclose any Confidential Information in response to a valid court order or other legal process, only to the extent required by such order or process and only after the Recipient has given the Disclosing Party written notice of such court order or other legal process promptly after receipt thereof and the opportunity for the Disclosing Party to seek a protective order or confidential treatment of such Confidential Information (with the reasonable assistance of Recipient, if the Disclosing Party so requests); and (d) return all of the Disclosing Party’s Confidential Information to the Disclosing Party or destroy the same, at the Disclosing Party’s, request, by no later than fifteen (15) calendar days after such request or when Recipient no longer needs Confidential Information for its authorized purposes. Notwithstanding any of the foregoing, Company and MGM Affiliates may copy, retain and use Supplier Confidential Information on an ongoing basis as reasonably necessary for its use of any Equipment, subject to the restrictions on disclosure to Third Parties set forth in this Section or pursuant to the terms of any license rights. The foregoing obligation applies to all Confidential Information, unless and until such time as: (i) such information is generally available to the public, through no fault of the Recipient and without breach of this Agreement; (ii) such information is already in the possession of Recipient without restriction and prior to any disclosure by the Disclosing Party; (iii) such information is or has been lawfully disclosed to the Recipient by a Third Party without any breach of any obligation or duty of confidentiality; or (iv) Recipient can prove that such information was developed independently by Recipient without reference or use of the Confidential Information of the Disclosing Party. Notwithstanding any term of this Agreement that may impose an obligation on any of the MGM Resorts Group to keep any information secret or confidential, none of the MGM Resorts Group shall not be required to seek consent from Supplier or any other party prior to disclosing such information or other information or materials (whether or not confidential or proprietary) in order to comply with any request, audit or order of a gaming authority or other governmental body having jurisdiction over gambling or gaming activities or establishments; provided, however, each member of the MGM Resorts Group will use commercially reasonable efforts to notify such gaming authority or other governmental body of the confidential or proprietary nature of the disclosure. “Third Party” or “third party” means parties or entities other than Company, the MGM Affiliates, and Supplier.

30.2	Privacy. Supplier acknowledges and agrees that Company and MGM Affiliates are engaged in businesses that are subject to laws, regulations and industry standards regarding the protection of (i) data related to their operations, including without limitation, gaming operations; (ii) personally identifiable information which may include, without limitation, a person’s name, postal address, phone number, email address, location data, government issued identifier, credit or debit card number, bank or financial account number, license plate or other vehicle identifiers, physical, physiological, genetic, mental, economic, cultural, social or biometric information, online and device identifiers, and any other identifier by which a person may directly or indirectly be identified; (iii) protected health information as defined pursuant to the Health Insurance Portability and Accountability Act, as amended; (iv) payment card information and related data, as defined pursuant to the Payment Card Industry Data Security Standards, as amended; and (v) consumer report information and related data protected by the Fair Credit Reporting Act, as amended. Collectively, (i) through (v) is “Privacy Information.” Supplier hereby represents and warrants that it will protect Privacy Information (including, but not limited to, Privacy Information provided to Supplier by Company, any of its MGM Affiliates, any of Company’s designees, or by consumers) to the full extent required by all applicable laws, regulations, industry standards and any additional requirements that Company and MGM Affiliates may impose from time-to-time. Supplier agrees and acknowledges that failure to protect Privacy Information pursuant to the terms and conditions hereof constitutes a material breach of this Agreement and in such event, this Agreement may be terminated for cause by Company.

30.3	Data Security. Supplier shall maintain internationally recognized technology best practices, (inclusive of a cyber risk management process) with respect to its access, security and maintenance of Company’s Confidential Information, Privacy Information and other data (collectively “Company Data”). Such practices must be at least equal to industry standards and provide reasonably appropriate technical and organizational safeguards against accidental or unlawful or unauthorized theft, misuse, destruction, loss, alternation, or unauthorized disclosure of or access to Company Data that is accessible by Supplier under this Agreement. Supplier must also maintain Company Data in compliance with rules applicable to specific types of data as promulgated by governing agencies or authorities. Supplier warrants and represents it Personnel will not spread malware nor permit or cause intrusions into Company’s network and systems. Supplier shall pay a one-time fee of $[***] for cyber security testing (“Security Assessment Fee”). This Security Assessment Fee will be paid in [***] over the Term of this Agreement. The payment will be made to Company within thirty (30) days at the end of each year of the Term of this Agreement. Supplier shall notify Company’s Sourcing Manager via email to [***] of the payment details, including payment date and confirmation number, within two (2) business days of initiating payment.

31.	Counterparts; Electronic and Digital Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument and may be sufficiently evidenced by one counterpart. The Parties may sign and deliver this Agreement by facsimile or electronic (i.e. pdf) transmission. Each Party agrees that the delivery of this Agreement by or electronic transmission will have the same force and effect as delivery of original signatures. In addition, each Party agrees (except with respect to documents required to be signed in the presence of a third party or documents having an additional qualifying requirement in addition to the signature) that the use of a message which represents the document and is transformed by a digital signature, constitutes a sufficient signing of record. Subject to the foregoing restrictions, each Party further agrees that a digital or other electronic signature will be accorded the full legal force and effect of a handwritten signature under the law governing this Agreement. Execution of this Agreement at different times and places by the Parties shall not affect the validity thereof.

32.	Survival. Rights and obligations under this Agreement which by their nature should survive (such as obligations of confidentiality and data protection, warranties and indemnifications) will remain in effect after termination or expiration of this Agreement. No termination of this Agreement will relieve either Party from liability arising from any breach of this Agreement on or prior to the date of termination.

33.	NO SPECIAL DAMAGES. EXCEPT AS TO EACH PARTY’S APPLICABLE INDEMNIFICATION, CONFIDENTIALITY, DATA SECURITY AND PRIVACY OBLIGATIONS, AND LIABILITIES RESULTING FROM DEATH, PERSONAL INJURY OR PROPERTY DAMAGE, IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY INDIRECT, PUNITIVE, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, LOSS OF BUSINESS, REVENUE, PROFITS, GOODWILL, USE, ELECTRONICALLY TRANSMITTED ORDERS OR OTHER ECONOMIC ADVANTAGE), HOWEVER THEY ARISE, WHETHER IN BREACH OF CONTRACT, BREACH OF WARRANTY OR IN TORT, INCLUDING NEGLIGENCE, AND EVEN IF THAT PARTY HAS PREVIOUSLY BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND WHETHER OR NOT SUCH DAMAGES ARE FORESEEABLE.

34.	Force Majeure. Neither Party shall be considered to be in default in the performance of any obligations under this Agreement (other than the obligation to make a payment of amounts already owed) when a failure of performance results from Force Majeure. The term “Force Majeure” means causes that are beyond the control of the Party affected which, by exercise of due diligence, such Party could not reasonably have been expected to avoid and which, by exercise of due diligence, it has been unable to overcome and not the result of the fault or negligence of such Party including, but not limited to: flood, earthquake, tornado, hurricane, storm, epidemic, pandemic, or fire; acts of terrorism; acts of God; civil disobedience, strikes, or other labor dispute; labor or material shortage; sabotage; restraint, order, rule, or regulation of any court, governmental body, or public authority action or non-action by or inability to obtain or keep the necessary authorizations or approvals from any governmental agency or authority; equipment malfunction or failure not caused by the Party claiming Force Majeure (including computer hardware or software malfunction); loss or disruption of essential office equipment and services, such as loss or disruption of electric power, telephone service, internet, or satellite communications. The ability of either Party to procure or sell the components of the Equipment or Services contemplated by this Agreement at a better price or under more favorable terms shall not constitute an event of Force Majeure herein. Notwithstanding anything to the contrary in the this Section, the Parties agree that the settlement of strikes, lockouts or other industrial disturbances shall be within the sole discretion of the Party experiencing such disturbance Additionally, without restricting the generality of this Section, if an event of Force Majeure occurs, the Party affected may, in its sole discretion and without notice to the other Party, determine not to make a claim of Force Majeure and to waive its rights hereunder as they would apply to such event. Such determination or waiver shall not preclude the affected Party from claiming Force Majeure in respect to any subsequent event, including any event that is substantially similar to the event in respect of which such determination or waiver is made.

(Remainder of Page Left Intentionally Blank)

IN WITNESS WHEREOF, authorized representatives of the Parties hereto have executed this Agreement below as of the Effective Date set forth above.

MGM RESORTS INTERNATIONAL OPERATIONS,		RLINE AI
INC.

By:	/s/ Jana Rygiel	By:	/s/ anup S
	[signature]		[signature]
Name:	Jana Rygiel	Name:	anup S
Title:	VP Strategic Sourcing	Title:	COO
Date:	08/15/2025	Date:	08/15/2025
Tax ID: [***]

EXHIBIT A

FORM OF EQUIPMENT RENTAL LEASE AGREEMENT

[PROPERTY NAME/OPERATOR]

[***]

Schedule A to Equipment Lease

SERVICE LEVEL TERMS

[***]

Schedule A-1 to Equipment Lease

EQUIPMENT HEALTH-CHECK REQUIREMENTS

[***]

Schedule B to Equipment Lease

SERVICE LEVEL MANAGEMENT AND ESCALATION PROCESS

[***]

EXHIBIT B

INSURANCE REQUIREMENTS

[***]

EXHIBIT C

EQUIPMENT OWNERSHIP TRANSFER AGREEMENT

[***]

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